Form 51-102F3

Material Change Report

Item 1	Name and Address of Reporting Issuer

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1

Item 2	Date of Material Change

March 26, 2019

Item 3	News Release

A news release dated March 26, 2019 was disseminated through Marketwire, and filed with the applicable securities regulatory authorities.

Item 4	Summary of Material Change

On March 26, 2019, B2Gold Corp. (“B2Gold” or the “Company”) announced the results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine located in Mali (owned 80% B2Gold, 20% State of Mali) (the “Fekola Mine”), which PEA was conducted to evaluate the life-of- mine (“LoM”) options for expanded mining and processing at the Fekola Mine. Further, the Company announced that the Company is proceeding with an expansion project to increase processing throughput at the Fekola Mine by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from the current base rate of 6 Mtpa.

Item 5	Full Description of Material Change

On March 26, 2019, the Company announced positive results from the PEA for the Fekola Mine located in Mali and that the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from the current base rate of 6 Mtpa. All dollar figures are in United States dollars unless otherwise indicated.

The Expansion Study PEA was conducted to evaluate the LoM options for expanded mining and processing to maximize the value of the substantially increased Indicated and Inferred Mineral Resource at the Fekola Mine (see news release dated October 25, 2018) (see also the Company’s current annual information form (“AIF”), filed on SEDAR on March 20, 2019, which reflects 2018 gold production). Results of this study recommend an expansion of the existing plant to process an additional 1.5 Mtpa, resulting in a baseline capacity of 7.5 Mtpa without requiring an additional ball mill or additional power generation capacity. Based on the new optimized mine plan, the mining rate at Fekola will also be increased, along with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities.

As a result of the project and Mineral Resource expansion, the Fekola Mine will produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous LoM. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

Highlights of Fekola Expansion Study PEA

•	Assuming an effective date of January 1, 2019, a gold price of $1,300 per ounce and a discount rate of 5%, Project Economics highlights from the Expansion Study PEA include:

o

Estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030).

o

Projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019). Prior to 2019, the Fekola Mine produced more than 550,000 ounces. The Fekola Mineral Resource remains open to the north.

o	An increase in project NPV of approximately $500 million versus the comparable amounts in the Company’s latest AIF Mineral Reserve LoM model (filed on SEDAR on March 20, 2019).

o	Forecast LoM pre-tax net cash flow of approximately $2.8 billion.

o	Forecast LoM pre-tax net present value of over $2.2 billion.

o

Revised projected LoM cash operating cash costs (see “Non-IFRS Measures” below) and all-in-sustaining-costs (“AISC”) (see “Non- IFRS Measures” below) remain low, below $500 and $700 per ounce respectively despite mining a larger open pit at slightly lower gold grade. This is due to economies of scale arising from increased mining and processing rates and the new optimized mining schedule. During the five-year period 2020-2024 under the new optimized LoM, AISC are expected to average approximately $630 per ounce.

o	Forecast expansion capital payback period of less than one year.

o

Estimated processing plant expansion capital cost of approximately $50 million over a period of approximately 18 months for processing expansion and upgrades (through Q3 2020). Half of this capital is expected to be spent in 2019 with the remaining half in 2020. It is anticipated that this will be financed from existing Fekola Mine cash flows.

o

Projected annual mining rate increased to a baseline of approximately 54 Mtpa and subsequently stepped up to approximately 76 Mtpa to support the increased processing and stockpiling necessary to maintain plant feed grade.

o

Staged mining fleet additions totalling approximately $56 million over the LoM are expected to be equipment loans/lease financed over respective 5-year periods, on terms similar to the existing Fekola fleet loan/lease terms.

•	Projected annual processing rate increased to a baseline of 7.5 Mtpa (current capacity of 6 Mtpa plus 1.5 Mtpa).

•

Ongoing drilling continues to infill the existing Inferred Mineral Resources to Indicated Mineral Resources. Mineralization remains open to the north and down plunge, indicating the potential to further increase Fekola Mineral Resources and Reserves. A large exploration drilling program will commence in Q3 2019 to further test the Fekola North, Cardinal and Anaconda zones.

During the expansion study other upside opportunities were identified and are currently under review. These will be incorporated into an updated Fekola LoM plan when related studies are complete and if they show an increase in overall project value. Upside opportunities identified to date include renewable energy (focused on a solar plant), alternative tailings storage (co-disposal, paste, dry stack, and others), waste mining (various fleet options vs. in-pit crushing and conveying) and the potential incorporation of material from the Anaconda Mineral Resource.

Basis of the Study

On October 25, 2018, the Company announced a substantial increase in the Mineral Resource for the Fekola Mine, and positive results from the conceptual stage of the expansion study. B2Gold reported an Indicated Mineral Resource of 92.8 million tonnes at a grade of 1.92 grams per tonne (“g/t”) containing 5.73 million ounces and an Inferred Mineral Resource of 26.5 million tonnes at a grade of 1.61 g/t containing 1.37 million ounces (see news release dated 10/25/2018) (see also the Company’s current AIF, filed on SEDAR on March 20, 2019, which reflects 2018 gold production). This expanded resource, coupled with positive results of an internal conceptual study, formed the basis of, and motivation for, the Expansion Study PEA. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on positive results of the conceptual Fekola expansion study the Company continued testing and design with the same Lycopodium-Brisbane team which performed engineering and design work for the current Fekola mill and infrastructure, and contracted Whittle Consulting (“Whittle”) to work together with the Company’s technical team to conduct an Enterprise Optimization study of the Fekola Project. Results have confirmed the value of the processing expansion and recommend a corresponding increase in mining capacity. Whittle evaluated mining production rates, pit and phase scheduling, dynamic cut-off grades, ore stockpiling, blending, and dynamic processing throughput and recovery to maximize project NPV. These parameters will continue to be optimized during the next phases of project design and implementation. In the meantime, the Company is nearing completion on Front-End Engineering and Design (“FEED”) for the expansion with a focus on long lead items. The project schedule indicates that the processing expansion will be fully operational by Q4 2020. B2Gold is currently investigating the potential to accelerate this schedule based on the availability of long lead items.

As currently envisioned, the processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase operability. The capital costs of this mill expansion are estimated to be less than $50 million, with spending evenly split between 2019 and 2020. Critical path items include ball mill motors and the lime slaker, both of which will be commissioned in Q3 2020. In parallel with the expansion, B2Gold is studying the addition of a solar power plant, which would reduce operating costs and greenhouse gas emissions. The current on-site power plant has sufficient capacity to support the expanded processing throughput, with or without the solar plant.

The current mining fleet consists of four Caterpillar 6020B excavators with haul trucks, drills, and support equipment to match, and mines an average of 36 Mtpa. The Whittle results currently indicate that mining production rates ranging from 54 Mtpa to 76 Mtpa are optimal to support the expanded processing rates over the LoM and optimize head grade during the period 2020-2024. Increased production will be achieved with the addition of two to four excavators with corresponding trucks, drills, and support equipment. Large front-end loaders would also be included to maintain fleet flexibility. Mine fleet expansion timing and scale will be optimized during Q2 2019 and will generally be equipment loan/lease financed over a five-year period. The study has included $28 million for expansion to 54 Mtpa and an additional $28 million (for a total of $56 million) to go to 76 Mtpa. In parallel with the Whittle study, B2Gold is reviewing in-pit crushing and conveying as a means to reduce operating costs and potentially implement tailings and waste co-disposal at the Fekola Mine. B2Gold is also considering the option of transporting the nearby Anaconda saprolite material to Fekola for processing (see news release dated 06/15/2017).

With the combination of the increased Indicated and Inferred Mineral Resource, and implementation of the processing expansion and mining expansion, the Fekola Mine will see a substantial increase in annual and LoM gold production and revenues. Revised LoM cash operating cash costs and AISC are estimated at below $500 and $700 per ounce respectively despite mining a larger open pit at slightly lower gold grade. Under the PEA, low costs are forecast to be maintained through the new extended Fekola mine life due to economies of scale arising from increased mining and processing rates, and the optimized mining schedule. During the five-year period 2020-2024 under the new optimized LoM, AISC are expected to average approximately $630 per ounce.

Current PEA expansion estimates indicate approximate annual gold production averaging over 400,000 ounces per year over the new LoM (including 2019) with over 550,000 ounces per year over the five-year period 2020-2024. Total processed tonnage currently included in the Expansion Study PEA consists of approximately 84 million tonnes processed over the LoM period 2019-2030 at a grade of 1.9 g/t, producing approximately 5.0 million ounces (prior to 2019, the Fekola Mine produced more than 550,000 ounces from its operations since inception. The Fekola Resources remain open to the north and down plunge). Head grade may be optimized to an average of up to 2.3 g/t over the period 2020-2024 with an increased mining rate and ore stockpiling. Under the current Expansion Study PEA assumptions, mine life extends to 12 years including 2019 (into 2030) even with the increased processing rate of 7.5 Mtpa. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Upside Potential

B2Gold’s technical team, along with Lycopodium, Whittle Consulting, and others, continues to study and optimize several components of the Fekola Mine. Ongoing studies include optimizing the mine production schedule and stockpile strategy, adding solar power, reviewing various tailings and waste disposal strategies and the potential to process material from the Anaconda Project, located to the north, through the Fekola plant. These studies will continue through Q2 2019 and will be incorporated into a revised Fekola LoM plan which is expected to be available by the end of Q1 2020.

Since January 2019, up to seven drill rigs have completed 27 drill holes focussed on infill drilling the inferred portion of the new Fekola Mineral Resource (21%) to Indicated so that an updated geologic and grade model can be completed in late 2019. This will allow the engineering group to complete an updated design pit and new Mineral Reserves, along with an updated Fekola LoM plan by the end of Q1 2020.

Once infill drilling is completed at the end of Q2 2019, B2Gold plans to immediately dedicate exploration drill rigs to test several targets with the potential to expand the Mineral Resources. These targets include the Fekola North area beyond the current resource boundary that remains open along strike and down plunge, the Cardinal structures west of the operating mine and the Fekola South area where previous wide spaced drilling has shown potential for additional mineralization below the main Fekola orebody.

In addition, in early Q3, drill rigs will be mobilized to the Anaconda region to continue efforts to expand the previously announced shallow saprolite resource as well as further tests for hard rock mineralization targets below the saprolite resource.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters and the Mineral Resource estimate contained in this material change report. Mr. Garagan has visited the Fekola mine site a number of times since 2015 and has reviewed and approved the exploration practices that B2Gold conducts on site.

John Rajala P.E., Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding mineral processing related to Fekola expansion studies. Mr. Rajala has visited the Fekola mine site multiple times since 2017 and has reviewed the technical aspects of the Expansion Study that form the basis for this material change report.

Peter D. Montano P.E., Project Director at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this material change report. Mr. Montano has visited the Fekola mine site several times since 2015 and has reviewed the mining operations and has reviewed the technical aspects of the Expansion Study that form the basis for this material change report.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Roger Richer
Executive Vice President, General Counsel and Secretary
Telephone: (604) 681-8371
Facsimile: (604) 681-6209

Item 9	Date of Report

This material change report is dated April 4, 2019.

Production results and production guidance presented in this material change report reflect the total production at the mines B2Gold operates on a 100% basis. Please see B2Gold’s Annual Information Form dated March 20, 2019 for a discussion of B2Gold’s ownership interest in the mines B2Gold operates.

Forward-Looking Information
This material change report includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the PEA, the timing and effects thereof; mining production being expanded, along with associated mining fleet increases, to accelerate the supply of high grade ore at the Fekola Mine; the Fekola Mine producing more gold over a longer life, with greatly improved annual gold production, revenues and cash flows; an increase in project net present value being approximately $500 million; forecast pre-tax net cash flow being approximately $2.8 billion; forecast pre-tax net present value being over $2.2 billion; forecast expansion capital payback period being less than one year; estimated processing plant expansion capital costs and the timing thereof; the source of financing of capital to satisfy such capital costs; projected annual mining and processing rate increases; low costs being forecast to be maintained through the new extended Fekola Mine life; staged mining fleet additions being expected to be lease financed over respective 5 year periods and the projected cost thereof; estimated LoM being extended into 2030; exploration drilling commencing in Q3/2019 to test the Fekola North, Cardinal and Anaconda zones; upside opportunities identified during the expansion study being incorporated into an updated Fekola LoM when related studies are complete and if they show and increase in overall project value; the timing of availability of such studies; the processing expansion being fully operational by Q4 2020; the processing upgrade focusing on increased ball mill power; the timing of commissioning of the ball mill motors and the lime slaker; increased production being achieved with the addition of two to four excavators with corresponding trucks, drills, and support equipment; large front-end loaders also being included to maintain fleet flexibility; mine fleet expansion timing and scale being optimized during Q2 2019; an updated geologic and grade model of the new Fekola Mineral Resource being able to be completed in late 2019; such allowing the B2Gold engineering group to complete an updated design pit and new Mineral Reserves, along with an updated Fekola LoM plan by the end of Q1 2020; once infill drilling is completed at the end of Q2 2019, B2Gold planning to immediately dedicate exploration rigs to test several targets with the potential to expand the Mineral Resource; drill rigs being mobilized to the Anaconda region and the timing thereof; B2Gold maintaining a strong and profitable production profile in 2019; B2Gold remaining focused on adding shareholder value through growth driven by the exploration, development and expansion of its impressive pipeline of existing projects; and potential acquisition being focussed on exploration opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this material change report that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This material change report includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this material change report was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this material change report may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this material change report uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this material change report containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.